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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $7,001,942, and an affiliate of the Adviser, which invested roughly $28,007,767. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Stabilized industrial property near Washington, DC

The property is ideally located to serve as a "last-mile" distribution facility, a property type that we believe will continue to be crucial for many businesses.

Subject Property
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We've acquired a roughly 204,000 square foot distribution center with an in-place tenant in Jessup, Maryland, for roughly $35 million. The property is located about 45 minutes northeast of downtown Washington, DC along the I-95 corridor, the main highway route along the East Coast.

As demand for more and faster delivery continues to grow, we believe that "last-mile" distribution facilities located close to major population centers will become increasingly important for retailers.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $7.0 million, and the East Coast eREIT, which invested roughly $28.0 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

Completed in 1990 and renovated in 2020, the building was designed as a last-mile distribution facility, allowing tenants to serve customers across the national capital region and benefitting from close proximity to the port of Baltimore.

A last-mile distribution center, also referred to as a terminal building or sorting center, acts as a handoff point to connect 18-wheeler trucks, which typically carry goods in bulk across longer distances, with the smaller vehicles that make the final leg of the journey to drop off packages at individual homes and businesses.

While it's critical that these types of facilities are located close to major population centers and easily accessible to the major highways, the availability of industrial zoned land that meets this criteria (generally speaking) is in increasingly short supply, which we believe will help drive long-term value.

The property is fully leased to World Depot, Inc., a third party logistics provider (3PL) that offers shipping and supply chain coordination services for sellers on various e-commerce websites such as Amazon and Wayfair. As of our acquisition on June 4, they had five years remaining on their initial lease term with multiple options to extend. Our goal is to earn regular rental income from the property and then eventually sell it at a profit.

Why we invested

- **Prime location:** The property is located centrally between Washington, DC and Baltimore, located less than one mile from I-95, which serves as the primary highway link for the Mid-Atlantic region and provides direct access to the East Coast more broadly. From the site, delivery vehicles can reach most of the Baltimore-Washington area within a two-hour drive.

- **Income-generating asset:** The property is fully leased to an in-place tenant, with five years remaining on their lease.

- **High-demand property type:** Despite the continuing, fast growth of e-commerce delivery — a trend that was only accelerated by the COVID-19 pandemic — zoning restrictions have limited the amount of new supply of industrial, last-mile properties available. To our knowledge, over the past several years prior to our acquisition, there have been relatively few deliveries of properties of this type in the Baltimore-Washington corridor, and new supply under construction remains limited.

As always, if you have any questions or feedback, please visit our [help center](#) or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit [fundriseintervalfund.com](#).

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please [click here](#) or see the "Literature" section of [fundriseintervalfund.com](#).

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Fundrise | Real Estate Interval Fund

__Editor's note:__ The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $35,957,000, and an affiliate of the Adviser, which invested roughly $3,995,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.

New acquisition: Stabilized apartments near Orlando, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.






We've acquired Luna at Lake Shadow, a 300-unit apartment community in Maitland, Florida, for a purchase price of roughly $83 million.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

We believe that this long-term trend has only been further accelerated by the pandemic: In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $36 million, and the Balanced eREIT II, which invested roughly $4 million. A senior loan in the amount of roughly $46 million was also provided. The investment amounts include a budget for financing and other soft costs.

Strategy

This investment follows a Core Plus strategy.

Business plan

Built in 2019, the community has been leasing up consistently over the past year. As of the May 2021 rent roll, units had achieved approximately 90% occupancy. Rent collections have also been strong, with concessions — a lease-up incentive common among new apartment communities — accounting for most economic vacancies.

Since this is new construction, we don't anticipate committing significant capital to improvements for the foreseeable future.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

Why we invested

- **Great location:** Easy access to several key expressways puts Luna at Lake Shadow in a great position for commuting to a variety of major local employers in both Maitland, FL, and downtown Orlando, including notable companies such as JP Morgan Chase, ADP, Amazon, and Lockheed Martin. Close proximity to excellent dining, shopping, and entertainment makes the property an attractive draw to a range of tenants.

- **High-quality asset**: Delivered in late 2019, Luna at Lake Shadow is a brand new construction, with high-quality amenities and details throughout, presenting no need for renovations or updates in the near future.

- **Income-generating asset:** The property achieved rent collections of approximately 80% in the months leading up to our acquisition; excluding rent concessions, rent collections were up to roughly 87% in

April 2021. As of the time of this writing, 273 of the 300 units (91%) are physically occupied, while an additional 5% have signed leases in place. We expect to work with a professional property management firm over the coming months to finish leasing up the remaining units and reduce concessions to maximize rental income at the property.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.